UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Leadership Changes”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2023	NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com

Nova website link - https://www.novami.com/
Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

 Nova Announces Leadership Changes

Gaby Waisman to succeed Eitan Oppenhaim as President & CEO;

Eitan Oppenhaim to succeed Micha Brunstein as Executive Chairman of the Board

Rehovot, Israel, February 21, 2023 - Nova (Nasdaq: NVMI) today announced changes in senior leadership positions. Gaby Waisman, who has served as the Company’s Chief Business Officer since 2016, has been appointed as CEO and President. Eitan Oppenhaim, who has served as Nova’s CEO and President since 2013, has been appointed as Executive Chairman of the Board, succeeding Micha Brunstein. The changes will be effective March 31, 2023.

As CBO, Waisman was responsible for Nova’s diversified businesses, delivering value to Nova’s customers around the globe. He oversaw the Company’s business units, global branches, sales, application and service teams. Waisman is a seasoned leader with more than 20 years of proven management roles in global public companies, including executive positions in Israel, the U.S. and Asia.

Oppenhaim, the current CEO and President, will assume a new role as Executive Chairman of the Board. During his tenure as CEO, Nova accelerated its growth while strengthening the company’s position across industry segments, territories, and customers. He was also responsible for the successful acquisitions of ReVera and ancosys as part of the Nova’s long-term strategy to diversify its activities and outperform the market. Oppenhaim continued to fortify Nova’s foundation as a company with a strong brand, leading technology, and exceptional talent.

“I am pleased to announce Gaby’s appointment as Nova’s CEO and President,” said Avi Cohen, Nova Interim Chairman of the Board. “All of us on the Board of Directors wholeheartedly entrust Gaby with the leadership of this great Company and are confident Nova is positioned for further success in the years to come. Gaby’s appointment reflects the Board’s well-established and thoughtful succession plan.”

“We are extremely grateful for Eitan’s contribution over the past 10 years,” continued Cohen. “His sound leadership, deep industry expertise, and vision for the future drove Nova’s strong performance and growth in an increasingly challenging environment. We appreciate Eitan’s contribution as CEO and President and are confident in his ability to continue Nova’s success in the coming years as Executive Chairman of the Board.  We thank Micha Brunstein for his twenty years of service on Nova’s board, including seventeen years as its chairman. During his tenure Nova grew to be an industry leader while diversifying its products, technologies, and customers. Micha’s long-term experience in the industry supported the company in its strategic milestones and was part of its major expansion plans,” concluded Cohen.

“I am deeply honored to have led Nova as CEO and President for the last decade,” said Oppenhaim. “During this period, we built a strong company with a solid brand, which positions us among the most successful companies in our industry. Together with Nova’s excellent team, we have grown the Company to be a real innovation leader, expanding our reach to multiple technologies and industries, and cementing our reputation as outperformers. As Executive Chairman of the Board, I will remain active and support Gaby as he transitions to the CEO role. I trust Nova’s excellent seasoned management team, under Gaby’s leadership, to take the Company to the next level and exceed Nova’s long-term strategic plan."

“I am honored to be appointed as Nova’s CEO,” Waisman said “I want to thank Eitan for his support and mentorship over the past few years and the Board of Directors for its confidence and trust.  I share Eitan’s pride in what Nova's team and its management have accomplished, as well as his vision of Nova’s future. I look forward to leading the Company to new horizons.”

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

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